Sub-Item 77Q2

Nuveen Pennsylvania Dividend
Advantage Municipal Fund 2
333-71930
811-10549

Based on a review of the SEC Forms 3, 4 and 5 furnished to the Fund, the Fund believes that all Section
16(a)
filing requirements applicable to the Fund's officers and directors, investment adviser and affiliated persons of the investment adviser were complied with, except that the initial affiliation reports on behalf of the adviser was filed late
(October 1, 2002).

ADVISER:

Nuveen Advisory Corp.